United States securities and exchange commission logo





                              May 27, 2020

       Amro Albanna
       Chief Executive Officer
       ADiTx Therapeutics, Inc.
       11161 Anderson Street, Suite 105-10014
       Loma Linda, CA 92354

                                                        Re: ADiTx Therapeutics,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed May 14, 2020
                                                            File No. 333-235933

       Dear Mr. Albanna:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1/A, filed on May 14, 2020

       Prospectus Summary
       Our Business, page 2

   1. Please revise page 1 to clarify that the company is in the preclinical stage of developing
                                                        ADiTM products.
       Business
       Immune Monitoring, page 42

   2. You state that you are "evaluating plans to obtain FDA approval for AiMTM's use as a clinical assay." Please
describe in more detail the data and regulatory steps required to obtain FDA approval for
the use of AiMTM as a clinical assay, the timeline for approval, and the steps that you
have taken in that process.
 Amro Albanna
ADiTx Therapeutics, Inc.
May 27, 2020
Page 2
License Agreement with Leland Stanford Junior University ("Stanford"), page 45

3. Please expand your disclosure to provide a description of the milestone requirements outlined in Appendix A of Exhibit 10.4.
Intellectual Property (IP), page 48

4. Please expand your disclosure regarding the patent for AiMTM technology to include whether this patent has been issued, whether you are licensing this patent, and the expiration date.
       You may contact Ameen Hamady at 202-551-3891 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Irene Paik at 202-551-6553 with any other questions.



                                                           Sincerely,
FirstName LastNameAmro Albanna
                                                           Division of
Corporation Finance
Comapany NameADiTx Therapeutics, Inc.
                                                           Office of Life
Sciences
May 27, 2020 Page 2
cc:       Richard Friedman, Esq.
FirstName LastName